Exhibit 99.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-121865, 333-109817 and 333-98405 on Forms S-8 of our reports dated April 15, 2011, relating to (1) the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to i) the Company’s adoption of the newly revised Republic of China Statements of Financial Accounting Standards No. 10, “Accounting for Inventories”; ii) the Company’s adoption of Interpretation 2007-52, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China; iii) the reconciliation to accounting principles generally accepted in the United States of America; and iv) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts) and (2) the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2010.
/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 15, 2011